Prenetics Appoints Hudson Leogrande, Founder and CEO of Multi-Billion-Dollar DTC Brand Comfrt, to Board of Directors as IM8 Accelerates TikTok and Meta Expansion

Hudson Leogrande is the Founder and CEO of Comfrt — a multi-billion-dollar DTC brand projected to exceed $1 billion in revenue in 2026
Comfrt is one of the largest advertisers on both TikTok and Meta; Comfrt’s 600,000-strong TikTok affiliate community drives organic cultural reach that unlocks Meta paid acquisition
Mr. Leogrande joins David Beckham (Co-Founder), Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF in supporting IM8 to redefine the global health and longevity category
IM8 crossed $100 million ARR in just 11 months and is projected to reach $250 million to $300 million ARR by the end of 2026
With this appointment, three of Prenetics’ four directors are independent, reinforcing the Company’s commitment to strong corporate governance

NEW YORK, N.Y., JUNE 4, 2026 (GLOBE NEWSWIRE) — Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), the parent company of IM8, the premium health and longevity brand co-founded with David Beckham, today announced the appointment of Hudson Leogrande, Founder and Chief Executive Officer of Comfrt, to its Board of Directors (the “Board”) as an independent director, effective immediately. With this appointment, three of Prenetics’ four directors are independent within the meaning of the Nasdaq listing rules, reinforcing the Company’s commitment to strong corporate governance as it enters its next phase of growth. The appointment brings to the Prenetics boardroom the operator behind one of the most remarkable direct-to-consumer growth stories of the past decade, and signals the Company’s commitment to scaling IM8 through social commerce — beginning with TikTok Shop and a re-engineered Meta acquisition engine.

Mr. Leogrande founded Comfrt with a singular focus on comfort, calm, and mental wellbeing. In less than four years, Comfrt is projected to exceed $1 billion in annual revenue in 2026 — among the fastest growth trajectories ever recorded in direct-to-consumer commerce.

Under Mr. Leogrande’s leadership, Comfrt has also become one of the largest advertisers on both TikTok and Meta. The brand has built a dual-platform model in which its 600,000-strong TikTok affiliate community drives organic cultural reach at scale, which in turn unlocks customer acquisition on Meta. The result is a DTC engine in which the two platforms compound one another — widely cited as one of the most capital-efficient growth playbooks in modern direct-to-consumer commerce. Prenetics intends to deploy this playbook for IM8 as the brand accelerates expansion across both TikTok Shop and Meta.

Mr. Leogrande joins the Prenetics Board at a moment of accelerating momentum for IM8. The brand reached $100 million in annualized recurring revenue in just 11 months — among the fastest trajectories ever recorded in the supplement category. IM8 is projected to reach $250 million to $300 million in annualized recurring revenue by the end of 2026. Prenetics recently raised its full-year 2026 IM8 revenue guidance to $190 million to $210 million. IM8’s accelerated launch on TikTok Shop and expansion of paid acquisition on Meta represent two of the largest growth levers for the brand in 2026 and beyond.

Sir David Beckham, Co-Founder of IM8, said: “Hudson joins our Board bringing real perspective and insight into the sector. I’m excited to welcome him to this next phase of IM8 where I know his experience will be invaluable.”

Hudson Leogrande, Founder and CEO of Comfrt, said: “I’ve been an IM8 customer well before I met Danny and David. I use the product every day, and it works — that’s why this is easy. IM8 has the science. It has Beckham, Giannis, Aryna, Ollie, Jay and Inter Miami behind it. And it has one of the most talented operators in consumer health building it with true passion and vision. What it has not yet fully activated are TikTok Shop and a connected Meta acquisition engine — together, the single biggest growth lever in DTC right now. I am joining this Board to help unlock both, and to be part of building what I believe will be the defining global health and longevity brand of this decade.”

Danny Yeung, Co-Founder and CEO of Prenetics and CEO of IM8, said: “IM8 is entering the second half of 2026 with extraordinary momentum, and our product pipeline ahead — including IM8 Hydration, IM8 Kids, and IM8 Creatine — gives us multi-year visibility on growth. Hudson is, in my view, one of the most consequential DTC operators of his generation. In less than four years, he has built one of the fastest-growing direct-to-consumer brands ever recorded, and he is one of the largest advertisers on both TikTok and Meta. He has built a model where the two platforms compound each other — a playbook we will deploy for IM8. As Comfrt and IM8 each build toward becoming the defining brands in our respective categories, the mutual learnings and synergies between us will be one of the most exciting parts of this partnership. The opportunity ahead is significant — and we are just getting started."

David Vanderveen, who has served on the Prenetics Board since 2024, has resigned from his directorship concurrent with Mr. Leogrande’s appointment as the Company refreshes its Board for its next phase of growth. Prenetics thanks Mr. Vanderveen for his contributions and his continued support as a Prenetics shareholder.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and championed by NBA superstar Giannis Antetokounmpo, World No. 1 tennis player Aryna Sabalenka, global wellness leader Jay Shetty, F1 phenom Ollie Bearman, and Inter Miami CF, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 40 countries worldwide.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials Pro, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

About Comfrt
Comfrt is a wellness-driven lifestyle and apparel brand rooted in community, inclusivity and mental health, creating elevated essentials designed to support both physical and emotional comfort. Founded in August 2022, the brand was built on the belief that clothing should offer more than just style and functionality — it should feel grounding, calming, and familiar. In just a few years, Comfrt has become the fastest-growing DTC apparel brand in the United States, creator of the most-sold hoodie globally and the #1 lifestyle and apparel brand on TikTok Shop. Visit www.comfrt.com.

Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.